Coupang, Inc.
Tower 730, 570, Songpa-daero, Songpa-gu, Seoul
Republic of Korea 05510
August 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Coupang, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed with the Securities and Exchange Commission on August 16, 2021.

Respectfully submitted,

Coupang, Inc.

By:	/s/ Harold Rogers
Harold Rogers
Chief Administrative and Legal Officer